

August 20, 2010

A. George Kallop
President and Chief Executive Officer
Nymagic, Inc.
919 Third Avenue
New York, NY 10022

      Re: **Nymagic, Inc.**
                   Form 10-K for Fiscal Year Ended December 31, 2009
                   Definitive Proxy Statement filed April 5, 2010
                   File No. 1-11238

Dear Mr. Kallop:

We have reviewed your July 29, 2010 response to our June 30, 2010 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

(2) Investments, pages F-15-F-21

1. Refer to your response to the first bullet point in our comment number two. Your response states that while the use of the cost method of accounting may be appropriate in cases where the limited partner has virtually no influence over the partnership operating and financial policies, you have decided not to use the cost method. ASC 323-30-25-1 states that investors in partnerships shall account for their investments using the equity method of accounting by analogy to Subtopic 323-10 if the investor has the ability to exercise significant influence over the investee. ASC 323-10-15-6 defines significant influence. ASC 323-30-S99 states that use of the equity method is required unless the

investor's interest "is so minor that the limited partner may have virtually no influence over partnership operating and financial policies". Generally investments of more than 3 to 5 percent are considered to be more than minor. Please tell us why you believe you exert significant influence in your less than 3% ownership interests.

2. Refer to your response to the second bullet point in our comment number two. Rule 5-03(a)(12) of Regulation S-X requires that income from equity method investments be presented on the face of Income Statement. If you have properly included your investments as equity method investments, please revise your presentation to separately disclose the income from those investments on the face of the Income Statement.

3. Refer to your response to the third bullet point in our comment number two. Please provide us an analysis as to whether or not the Mariner Silvermine partnership is considered a variable interest entity and if so, provide us an analysis of why you do not believe that you are the primary beneficiary.

Definitive Proxy Statement filed April 5, 2010

2009 Base Compensation, page 14

4. We note your response to our prior comment 3 includes consideration of Mr. Kallop's, "maturation and performance" and his, "performance in the position" in electing to increase his base salary. Please expand your disclosure to include the specific performance factors considered by the Human Resources Committee in determining that Mr. Kallop's performance warranted such an increase in base salary.

2009 Annual Incentive Plan, page 15

5. We note your response to our prior comment 4 and representation that the proposed disclosure you have provided is substantially consistent with disclosure that will be included in future filings. In addition to the disclosure you have provided, please disclose the actual targets that were set for the various performance measures considered and the extent of achievement of those targets. Please also clarify what the Company's action plans were and the extent of achievement of these plans.

A. George Kallop
Nymagic Inc.
August 20, 2010
Page 3

       You may contact Mary Mast, Staff Accountant, at (202) 551-3613 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Mike Rosenthall, Staff Attorney, at (202) 551-3674 or Daniel Greenspan, Special Counsel, at (202) 551-3623 with questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3679 with any other questions.

       Sincerely,

       Jim B. Rosenberg
       Senior Assistant Chief Accountant